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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------

                                   F O R M 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   [X]              Form 40-F    [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes [ ]             No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                       --------------

         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.

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


                                  ATTUNITY LTD



6-K Items


1.       Attunity Ltd Press Release re: Attunity's Second Quarter Results

                                                                          Item 1

Press Release                                              Source: Attunity Ltd.

Attunity Announces Second Quarter 2003 Results
Monday July 28, 5:00 pm ET

WAKEFIELD, Mass.--(BUSINESS WIRE)--July 28, 2003--Attunity Ltd. (NASDAQ: ATTU -
News), a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications, today announced financial results for the second quarter ended June 30, 2003.

Total revenues in the second quarter of 2003 were $4,333,000, compared with $4,321,000 for the same period in the prior year and compared with $4,202,000 in the first quarter of 2003. Gross profit in the second quarter of 2003 was $2,878,000 compared with gross profit of $2,813,000 for the same period in 2002 and $2,749,000 in the first quarter of 2003. Excluding non-recurring expenses, net income was $198,000 or $0.01 per share in the second quarter of 2003. Net loss, including non-recurring expenses, was $(212,000) or $(0.01) per share compared with a net income of $437,000 or $0.03 per share in the second quarter of 2002 and a net income of $155,000 or $0.01 in the first quarter of 2003.


     Total revenues in the first six months of 2003 were $8,535,000 compared with $8,529,000 for the same period in the prior year. Gross profit in the first six months of 2003 was $5,627,000 compared with gross profit of $5,606,000 for the same period in 2002. Excluding non-recurring expenses, net income in the first six months of 2003, was $353,000 or $0.02 per share. Net loss in the first six months of 2003, including non-recurring expenses, was $(57,000) or $(0.00) per share compared with net income of $842,000 or $0.06 per share in the first six months of 2002.

As a result of an inability to reach a mutual agreement in the termination of the lease for our former offices in Massachusetts, which had a commencement date of May 1, 2003, the company has been served with legal papers. The company believes that it has good and valid defense to the claim and intends to vigorously defend itself. The company recorded a non-recurring charge of $410,000 in the second quarter of 2003 related to this claim.


"We are executing our strategy to maintain the company's operating profitability while investing in extending channel partners which is a key element for the growth of our company," said Arie Gonen, chairman of Attunity. "Earlier this year we announced an OEM agreement with Oracle to provide Attunity Connect as part of their Application Server and integration products. In addition, our new reseller agreement with HP is yet another proof point that Attunity Connect is rapidly becoming the de facto standard for enterprise connectivity."


"During the quarter we strengthened our management team by adding Ofer Segev as CFO/COO for the company. Ofer resides in the US and is responsible for managing the Attunity operation with an emphasis on improving our execution across all matrices and on our relationships with the investment community. Ofer joined our company two months ago and I am confident that he will have a substantial impact on Attunity's results," said Arie Gonen.


Highlights of Attunity's Second Fiscal Quarter 2003


Customer Wins


New customers this quarter included Sprint, Visa USA, Pelton & Crane, Medtronic, Landata, Inova Health System, Trans International Company, Telvent, Phoenix Controls Corporation, Coalfire, Valassis, Group Health Cooperative, Continuum Health Partners, ETI Canada, and Rocla.


Channel Partnerships


Hewlett Packard's services organization has entered into a reseller agreement with Attunity to offer the full line of Attunity Connect products. HP Services employs 65,000 professionals and has been endorsed by Microsoft as a Worldwide Prime Integrator. This new relationship will expand the market reach of Attunity Connect in both the Microsoft and BEA solutions implemented by HP Services.


Oracle signed a new OEM licensing agreement with Attunity to offer industry-leading integration adapters to a broad range of mainframe data and transaction systems for the Oracle 9i Application Server. With support for J2EE standard interfaces such as JDBC and JCA, these Attunity Connect based adapters provide real-time, read-write access to support the full range of capabilities of Oracle 9iAS including enterprise portals, business intelligence, rapid application development, application and business integration, and Web services.


As a result of the close technical collaboration with Microsoft, Attunity was one of a select few vendors to introduce adapters for the beta distribution of the Jupiter product. This upcoming Microsoft product will incorporate BizTalk integration, portal and commerce capabilities into a unified platform that will provide a greater market need for the connectivity adapters provided by Attunity.


IBM and Attunity entered into cooperative sales and marketing partnership for Attunity Connect adapters for IBM WebSphere Application Server. The Attunity Adapter Suite for IBM WebSphere allows enterprises to seamlessly integrate with existing systems (e.g. CICS, IMS, VSAM, NonStop SQL) by exposing their functions and data as reusable services. The suite includes a comprehensive prebuilt adapter library, support for WebSphere interfaces including J2EE Connector Architecture (JCA), and the Attunity Studio plug-in to IBM WebSphere Studio to increase user productivity and easy of use.


New Product Offerings


Attunity announced the release of Attunity Connect 4.0 and Attunity Connect Studio, an integrated GUI console for complete life-cycle management of legacy systems integration. The Attunity Connect Studio facilitates the design, configuration and management of adapters to legacy data sources and applications. With a market-leading level of ease of use, the Attunity Connect Studio enables enterprises to leverage their existing systems faster and with greater reuse.


Attunity will conduct a teleconference tomorrow at 11:00 a.m. US Eastern Standard Time. To take part in the conference call, please dial (800) 299-7089 or (617) 801-9714 ten minutes prior to the 11:00 a.m. start and enter participant code 97649373. This call will also be broadcast live on www.attunity.com and an online replay will be available approximately one hour after the call by dialing (888) 286-8010 or (617) 801-6888 and enter participant code 36102303.


About Attunity Ltd.


Attunity(TM) is a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications.


Founded in 1988 and traded on the NASDAQ exchange, Attunity's worldwide operations support over 1,000 direct end-users including many of the Fortune 1000. Through distribution and OEM agreements with global-class partners such as Oracle and HP, Attunity-based solutions are deployed on tens of thousands of systems worldwide.


The Attunity Connect product family provides standards-based access to over 35 data sources on 20 different computing platforms. Attunity Connect adapters reside natively on each target platform and provide enterprise-class integration capabilities such as real-time read/write access, distributed transaction management, heterogeneous joins between relational and non-relational data sources, and optimized query execution. Attunity Connect makes legacy systems accessible through SQL and XML based interfaces including JDBC, ODBC, JCA, COM and SOAP.


Attunity's products are available through direct sales and support offices in the United States, the United Kingdom, France, Israel, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or email info@attunity.com.


Copyright (C) 2003 Attunity Ltd. All rights reserved.


Attunity, the Attunity logo, Application Adapter Framework, Attunity AAF, Attunity Connect and Web Services Process Integration are trademarks of Attunity Ltd. All other marks are the property of their respective owners.


This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, product technology developments, market acceptance of our products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, release and sales of new products by strategic resellers and customers, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in our filings with the Securities Exchange Commission, including our Form 20-FAnnual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


-0-

                           Attunity Ltd.
                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATION
                          (in thousands of US Dollars)
                             Three Months Ended      Six Months
                                 June 30,           Ended June 30,
                               2003   2002(a)      2003(a)  2002(a)
Revenues
Licenses                     $1,691   $1,763      $3,197   $3,656
Maintenance                   1,520    1,460       3,051    2,765
Services                      1,122    1,098       2,287    2,108
                              4,333    4,321       8,535    8,529
Cost of revenues
Licenses                        480      420         944      831
Maintenance                     132      193         261      380
Services                        843      895       1,703    1,712
                              1,455    1,508       2,908    2,923

Gross profit                  2,878    2,813       5,627    5,606

Operating expenses
Selling and marketing         1,718    1,309       3,299    2,582
General and administrative      500      538         970    1,102
Research and development, net   551      517       1,113    1,064
Non-recurring expenses          410        -         410        -
                              3,179    2,364       5,792    4,748

Operating income (loss)        (301)     449        (165)     858
Financial income  - net          98       22         147       19
Income (loss) before taxes     (203)     471         (18)     877

Income taxes                      9       34          39       35
Net income (loss)              (212)    $437         (57)     842

Basic and diluted net income
 (loss) per share            ($0.01)   $0.03      ($0.00)   $0.06

Number of shares used to
 compute basic and diluted net
 income (loss) per share     14,767   14,675      14,767   14,644

(a) Reclassified



                UNAUDITED CONSOLIDATED BALANCE SHEETS
                     (in thousands of US Dollars)

                                            June 30,      December 31,
                                              2003            2002
ASSETS
Current Assets
Cash and cash equivalents                    $4,376          $2,693
Short-term deposits                             118              88
Marketable securities                           210               -
Accounts receivable - net                     3,667           3,377
Other receivables and prepaid expenses        1,049           1,233
Total current assets                          9,420           7,391

Severance Pay Fund                            1,539           1,189

Property and Equipment, net                     899           1,145

Other assets, net                            11,776          11,759

Total assets                                 23,634         $21,484




                 UNAUDITED CONSOLIDATED BALANCE SHEETS
                     (in thousands of US Dollars)

                                               June 30,  December 31,
                                                2003        2002
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term bank debt                             $243        $175
Current maturities of long-term debt              106         205
Trade payables                                    425         645
Deferred revenues                               3,505       1,986
Accrued expenses and other
Liabilities                                     4,450       3,713
Total current liabilities                       8,729       6,724

Long term liabilities
Long term debt                                     35          55
Accrued severance pay                           1,868       1,625
Total long term liabilities                     1,903       1,680

Shareholders equity
Share capital: Authorized 30,000,000
 ordinary shares of NIS 0.1 par value
 Issued and Outstanding:
 14,767,432 shares at March 31, 2003
  and December 31, 2002                           525         525
Capital surplus                                86,504      86,504
Accumulated deficit                           (73,398)    (73,341)
Foreign currency translation adjustment          (629)       (608)
Total Shareholders' equity                     13,002      13,080

Total liabilities and shareholders             23,634     $21,484


[GRAPHIC OMITTED]

Contact:
     Attunity
     Dan Potter, 781/213-5204
     dan.potter@attunity.com


[GRAPHIC OMITTED]

Source: Attunity

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 ATTUNITY LTD
                                                 ---------------------------
                                                     (Registrant)



                                                 By: /s/Arie Gonen
                                                    ----------------------------
                                                         Chairman




Date:  July 29, 2003